EXHIBIT 99.11


May v. Bigmar                                                        Page 1 of 4

                          UNITED STATES DISTRICT COURT
                          EASTERN DISTRICT OF MICHIGAN
                               NORTHERN DIVISION

JOHN TRAMONTANA,

                Plaintiff,

                                                Case Number 02-10012-BC
                                                Honorable David M. Lawson
v.

CYNTHIA R. MAY, HAROLD C. BALDAUF,
JERICHO II, L.L.C., GRAMINEX, L.L.C.
and JTECH LABORATORIES, INC.,

                Defendants,

------------------------------------

                     ORDER GRANTING DEFENDANTS' MOTION FOR
                     -------------------------------------
                       RELIEF FROM PRELIMINARY INJUNCTION
                       ----------------------------------

        This mater is before the Court on the motion by defendants May and Baldauf seeking permission, in light of this Court's May 13, 2002 preliminary injunction, to explore offers by third parties to purchase the stock of a corporation known as Bigmar, Inc. The shares of stock are presently owned by either defendant Jericho, L.L.C. or by defendant Baldauf. Jericho, L.L.C. is an investment firm owned jointly by defendants Baldauf and May and by the plaintiff, John Tramontana. Jericho owns 4,923,539 shares of stock in Bigmar, Inc., a pharmaceutical company. The plaintiff filed a complaint seeking, in part, a declaration regarding the ownership of shares in Bigmar and a dissolution and liquidation of Jericho. The plaintiff contends that the Bigmar shares are owned by Jericho, and defendants contend that the shares are owned by Baldauf. The plaintiff filed a motion for a preliminary injunction to prevent Baldauf from transferring shares of Bigmar, Inc., and to prevent May from acting as the managing member of Jericho, L.L.C. On May 13, 2002, upon the consent and agreement of all the parties in this case, the Court granted the plaintiff's motion and entered a preliminary injunction which provides:


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                Baldauf will not vote, dispose of, assign or otherwise
                encumber any of the shares of Bigmar that are the subject of this action or attempt to exercise any rights under that Second Amendment to the Operating Agreement for defendant Jericho, II, L.L.C. dated July 19, 2001;

        2. Defendant May will not attempt to exercise any authority purportedly conferred upon her under that certain Delegation of Authority dated August 30, 2000; and

        3. Defendant May shall not attempt to act as the Managing Member of Jericho, which shall prevent her from, among other things,
                (i) attempting to vote any of Jericho's Bigmar shares, disposing, assigning or otherwise encumbering any of Jericho's assets, or signing any checks, contracts, agreements or other documents on behalf of Jericho.

                Notwithstanding anything stated above, May and Baldauf may vote their membership interests in Jericho with respect to any matter properly raised for consideration in accordance with the terms of that certain Operating Agreement for defendant Jericho II, L.L.C. dated January 29, 1997 as first amended by that certain First Amendment to the Operating Agreement for defendant Jericho II, L.L.C. dated September 12, 1997, as those rights were established prior to the execution of that Second Amendment to the Operating Agreement for defendant Jericho II, L.L.C. dated July 19, 2001.

Preliminary Injunction Order, May 13, 2002.

        The defendants contend that at the time they agreed to the preliminary injunction, there appeared no possibility of rescuing Jericho from the falling stock prices of Bigmar. For that reason, they contend, the defendants consented to the preliminary injunction. Now, however, the defendant's allege that there is a chance that a third party will buy the Bigmar shares at a price higher than its current trading price and, therefore, the defendants have sought permission to explore those possibilities.

        "The principle that inequitable remedies should be enforced only so as long as the equities require is one that is deeply rooted in the traditions of common law," In re Detroit Auto Dealers


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May v. Bigmar                                                        Page 3 of 4

Association, Inc., 84 F.3d787,789 (6th Cir. 1996). "A court has continuing jurisdiction to terminate or modify an injunction." Ibid. An injunction is always subject to modification on the basis of changed circumstances. Map v. Bd of Education of City of Chattanooga, 477F.2d851,852 (6th Cir. 1973).

         The defendants seek permission, not to enter into any agreements to sell the Bigmar shares, but only to explore the possibilities. In essence, they want to test the market. The Court finds that the terms of the preliminary injunction do not prohibit such activity, provided there is no commitment, agreement, or offer to sell the shares.

         The plaintiff's opposition to the defendants' motion, based on the fact that it may hurt the plaintiff's interest in Bigmar if another company gained control, is not a sufficient reason to prevent the defendants from exploring possibilities which may result in moderating their losses. Moreover, changes in the market, particularly with respect to the marketability of the Bigmar shares themselves, would constitute a sufficient change in circumstances to justify relief from the preliminary injunction, if such relief was needed in the first instance.

         The Court finds that defendants' request to "shop" the Bigmar shares is reasonable, and they have proposed sufficient safeguards. It must be made clear, however, to potential buyers that the defendants do not have the authority to consummate any sale of the shares of stock at this time, and that such authority must abide the further order of the Court.

         The Court has reviewed the submissions of the parties and finds that the relevant law and facts have been set forth in the motion papers and that oral argument will not aid in the disposition of the motion.

         Accordingly, it is ORDERED that the motion be decided on the papers submitted. See E.D.

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May v. Bigmar                                                        Page 4 of 4

Mich. LR 7.1(e)(2).

         It is further ORDERED that defendants' motion for reconsideration of the Court's May 13, 2002 Preliminary Injunction Order [dkt #82] is GRANTED, as further set forth below.

         It if further ORDERED that defendants' ex parte motion to file reply brief [dkt #89] is DENIED as moot.

         It if further ORDERED that defendants May and Baldauf, and plaintiff Tramontana, and any of the members of Jericho L.L.C., shall and do have permission to explore and determine the marketability and potential sale of the shares of stock of Bigmar, Inc. in accordance with the terms of this Order, and that to the extent that the Preliminary Injunction issued by this Court on May 13, 2002 requires modification to allow such activity, it is so modified.

         It is further ORDERED that the said parties have no authority, absent unanimous consent, to enter into an agreement for the sale of the said shares of stock absent further order of the Court.

         It if further ORDERED that any party desiring to enter into discussions with any third parties regarding the potential purchase and sale of the said shares of stock, must first furnish to the said third party a copy of this Order.

                                            /s/ DAVID M. LAWSON
                                            -------------------------
                                                DAVID M. LAWSON
                                                United States District Judge

Dated: February 12, 2003

Copies sent to:  Marchello Falconer, Esquire
                 Allen D. Kantor, Esquire
                 William K. Holmes, Esquire
                 John A. Decker, Esquire